UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

MediaMind Technologies Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

58449C100

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Jonathan Kolber I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 131,600
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 131,600
	8	SHARED DISPOSITIVE POWER 953,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,729
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note – This filing has not been made on time (i.e., on or before February 14, 2011) due to delayed acceptance of the filing codes required for making filings with the SEC.

Item 1(a)               Name of Issuer

MediaMind Technologies Inc. (the "Issuer").

Item 1(b)              Address of Issuer's Principal Executive Offices

135 West 18th Street (5th Floor), New York, NY

Item 2(a)-(b)         Name of Person Filing; Address of Principal Business Office or, if none, Residence

Jonathan Kolber (the “Reporting Person”).

15 Hasadot St., Kfar Shmaryahu, Israel 46910.

Item 2(c)               Citizenship

Israel.

Item 2(d)              Title of Class of Securities

Shares of Common Stock par value $0.001 per share of the Issuer ("Common Stock").

Item 2(e)                CUSIP Number

58449C100

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4                    Ownership

(a)	Amount beneficially owned: 1,084,729 Common Stock (*).

The number of shares of Common Stock set forth above includes (1) 100,000 shares of Common Stock personally held by the Reporting Person, (2) 31,600 shares of Common Stock held by Anfield Ltd., a company that is wholly owned by the Reporting Person, and (3) 953,129 shares of Common Stock held by Sycamore Technologies Ventures, L.P. (out of a total of 4,358,898 held by Sycamore Technologies Ventures, L.P.), which shares may be deemed to be beneficially owned by Anfield Ltd., a company that is wholly owned by the Reporting Person, due to Anfield’s right (pursuant to the limited partnership agreement of Sycamore Technologies Ventures, L.P.) to direct the disposition of 953,129 shares of Common Stock held by Sycamore Technologies Ventures, L.P.

(b)	Percentage of class: 5.9%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: 131,600

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Shared power to vote or direct the vote: N/A
Sole power to dispose or direct the disposition of: 131,600
Shared power to dispose or direct the disposition of: 953,129

(*) In addition to the 1,084,729 shares of Common Stock for which the Reporting Person claims beneficial ownership, the Reporting Person is also the beneficiary of a trust that holds 117,528 shares of Common Stock.  The Reporting Person does not control the trust. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held in the trust.

Item 5                   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6                   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9                    Notice of Dissolution of Group

Not applicable.

Item 10                 Certification

Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2011	/S/ Jonathan Kolber

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